Exhibit 2
AGREEMENT
     THIS AGREEMENT (“Agreement”) is entered into effective as of June 1, 2007 by and among American Vantage Companies, a Nevada corporation (the “Company”), YaYa Media, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“YaYa Media”), Ronald J. Tassinari (“Tassinari” and together with the Company and YaYa Media, collectively, the “AVC Parties”), and the other persons and entities listed on the signature pages hereof under the heading “Holders” (collectively, the “Holders”),with reference to the following facts:
     A. On April 16, 2003, YaYa LLC (“YaYa”) acquired 824,811 shares of the Company’s common stock, par value $0.01 per share (the “AVC Shares”), pursuant to an Asset Purchase Agreement by and among YaYa, the Company and YaYa Media (the “Asset Purchase Agreement”).
     B. YaYa subsequently transferred and assigned the AVC Shares and the Holders are the holders of a majority of the AVC Shares.
     C. The AVC Shares have been subject to certain restrictions including with respect to transfer and a call right pursuant to the Asset Purchase Agreement and with respect to voting pursuant to a Voting Agreement dated as of January 1, 2005 (the “Voting Agreement”).
     D. In connection with the transactions pursuant to the Asset Purchase Agreement, YaYa Media entered into an Amended and Restated Promissory Note, dated April 16, 2003, in the original amount of $522,500 (the “April 16, 2003 Note”) and the Holders are the holders of the April 16, 2003 Note.
     E. The parties desire that (a) the Holders cancel the April 16, 2003 Note, and (b) the Voting Agreement be terminated and all of the AVC Shares be released from all restrictions under the Asset Purchase Agreement, the Voting Agreement and any other agreement.
     NOW THEREFORE, in consideration of the mutual covenants and premises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:
1. Cancellation of April 16, 2003 Note. Each of the Holders hereby agrees that the April 16, 2003 Note is terminated and canceled, and YaYa Media has no further obligations thereunder. Further, each of the Holders shall mark the April 16, 2003 Note as void, cancelled and terminated and return the original as so marked to the Company or, if the Holders are unable to locate the original April 16, 2003 Note, they shall execute and deliver to the Company an affidavit of loss with respect thereto.
2. Termination of Voting Agreement and Release of Restrictions. The Voting Agreement is terminated and all of the AVC Shares are released from all restrictions under the Asset Purchase Agreement, the Voting Agreement and any other agreement.

3. Representations and Warranties.
     (a) Each of the parties to this Agreement represents and warrants as to itself alone and not as to any other party that (i) it has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby, and (ii) this Agreement has been duly executed and delivered by it, and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, and similar laws relating to or affecting the rights of creditors generally and to general principles of equity.
     (b) Each of the Holders represents and warrants as to itself alone and not as to any other party that it holds its interest in the April 16, 2003 Note free and clear of any liens, claims, encumbrances and adverse interests of any nature whatsoever.
     (c) Each of the AVC Parties represents and warrants that the Voting Agreement is terminated and all of the AVC Shares are released from all restrictions under the Asset Purchase Agreement, the Voting Agreement and any other agreement.
4. Further Assurances. Each of the parties agrees to take all appropriate action and execute all documents, instruments, or conveyances of any kind that may be reasonably necessary or advisable to carry out the provisions of this Agreement.
5. Choice of Law. This Agreement shall be construed and interpreted under, and the rights of the parties determined in accordance with, the internal laws of the State of Nevada excluding conflicts of law principles.
6. Entire Agreement; Amendments and Waivers. This Agreement constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations, and discussions, whether oral or written, of the parties. No supplement, modification, or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.
7. Successors and Assigns. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns.
8. Third Party Beneficiaries. All holders of the AVC Shares that are not parties to this Agreement shall be deemed to be third party beneficiaries under this Agreement and may directly enforce against the AVC Parties all rights of the Holders under this Agreement.
9. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart for each party hereto. Transmission by telecopy, electronic or digital method of an executed counterpart signature page hereof by a party hereto shall constitute due execution and delivery of this Agreement by such party.

10. Attorneys’ Fees. In any action to enforce or interpret any of the terms or provisions of this Agreement, the prevailing party in the action shall be entitled, in addition to damages, injunctive relief or other relief, to its costs and expenses, including, but not limited to, reasonable attorneys’ fees.
     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

“Company”

American Vantage Companies

By	/s/ Ronald J. Tassinari

Ronald J. Tassinari, President and Chief Executive Officer

“YaYa Media”

YaYa Media, Inc.

By	/s/ Ronald J. Tassinari

Ronald J. Tassinari, President and Chief Executive Officer

“Tassinari”

/s/ Ronald J. Tassinari

Ronald J. Tassinari

“Holders”

Burda GmbH

By:	/s/ Hubert Burda

Name:	Hubert Burda
Title:

/s/ Hubert Burda

Dr. Hubert Burda

South Ferry #2 L.P.

By:	/s/ Morris Wolfson

Name:	Morris Wolfson
Title:	Portfolio Manager

/s/ Sanford Climan

Sanford Climan
[signatures continued on next page]

Round Ridge LLC, a Delaware limited liability company

By:	/s/ Stanley E. Maron

Stanley E. Maron, Secretary